Exhibit 99.3
GOGORO INC.
PROXY STATEMENT
GENERAL

Our Board of Directors is soliciting proxies for an annual general meeting of shareholders (the “AGM”) to be held at 9:30 AM Taipei time on May 30, 2023 or at any adjournment thereof. The AGM will be held at Building C, No. 225, Section 2, Chang’an E. Rd., SongShan district, Taipei City 105, Taiwan.

REVOCABILITY OF PROXIES

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the AGM and voting in person. A written notice of revocation or a duly executed proxy bearing a later date must be delivered by mail or by hand to the offices of (i) Continental Stock Transfer & Trust Company, 1 State Street, Floor 30, New York City, N.Y. 10275-0741, Attention: Proxy Services, or (ii) Gogoro Inc., 11F, Building C, No. 225, Section 2, Chang’an E. Rd., SongShan district, Taipei City 105, Taiwan, Attention: Department of Investor Relations. The written notice of revocation or proxy card must be returned not later than the close of business on May 25, 2023, Eastern time.
RECORD DATE, SHARE OWNERSHIP, AND QUORUM

Holders of our ordinary shares of record at the close of business on May 5, 2023 (Eastern Standard Time) (the “Record Date”) are entitled to vote at the AGM. As of February 28, 2023, 244,195,234 of our ordinary shares par value $0.0001 per share, were issued and outstanding. At any general meeting of the Company, one or more shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy and entitled to vote at that meeting shall form a quorum.
VOTING AND SOLICITATION

For each resolution put to the vote of the AGM, each ordinary share in issue is entitled to one (1) vote per share. At the AGM, every ordinary shareholder present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, may vote the fully paid ordinary shares held by such shareholder.
A resolution put to the vote of the AGM shall be decided by way of a poll save that the chairman of the AGM may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case every member present in person or by proxy, or in the case of a member being a corporation, by its duly authorized

Exhibit 99.3
representative, shall have one (1) vote. The result of the poll shall be deemed to be the resolution of the AGM.
The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries, and custodians holding in their names our ordinary shares beneficially owned by others to forward to those beneficial owners.
VOTING BY HOLDERS OF ORDINARY SHARES
When proxies are properly completed and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the AGM in accordance with the instructions of the shareholders. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares will be voted at the discretion of the holder of such proxies. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal. Any representative of a corporate shareholder attending the AGM would need to produce a letter or board resolutions showing the authorization to represent such shareholder to the Company.
PROPOSALS 1 AND 2
Re-election of Class I Directors
According to Article 83 of the Amended and Restated Memorandum and Articles of Association of the Company currently in effect (the “M&A”), the directors shall be divided into three classes: Class I, Class II and Class III. Based on the resolutions of the Board of Directors dated January 27, 2022, Mr. Hok-Sum Horace Luke and Mr. Ming-Shan Lee have served as the Class I directors of the Company since April 2022. Their term shall expire at the AGM and replacement Class I directors may be appointed in accordance with the M&A. If no replacement Class I directors are appointed in accordance with the M&A, the existing Class I directors shall be automatically re-appointed for a further term of three (3) years.
The resolution of the Nominating and Corporate Governance Committee dated April 27, 2023 confirmed that Mr. Ming-Shan Lee is qualified as independent director of the Company, and the resolutions of our Board of Directors dated May 10, 2023 approved the classification of Mr. Hok-Sum Horace Luke and Mr. Ming-Shan Lee as Class I directors for purposes of the re-appointment or re-election.
Mr. Hok-Sum Horace Luke and Mr. Ming-Shan Lee have indicated that they will offer themselves for re-election as directors at the AGM. Their names, ages as of March 31, 2023, the principal positions currently held by each of them and their biographies are as follows:

Exhibit 99.3

Name	Age	Position
Mr. Hok-Sum Horace Luke	52	Chief Executive Officer, Chairman of the Board and Director
Mr. Ming-Shan Lee (Sam)	57	Director
Hok-Sum Horace Luke is our Founder and has served as Chief Executive Officer and Chairman of our board of directors since inception in June 2011. Previously, Mr. Luke served as Chief Innovation Officer at HTC Corporation (TWSE: 2498) from November 2006 to May 2011, where he led product strategy and the company’s transformation from a white label hardware manufacturer to a global smartphone brand. Prior to that, Mr. Luke spent ten years as Creative Director at Microsoft (Nasdaq: MSFT), where he led product ideation and brand development for a variety of Microsoft’s important franchises including the first-generation Xbox, Windows XP and Windows Mobile. Mr. Luke holds a B.F.A. and B.A. in Industrial Design and Fine Art from the University of Washington. We believe Mr. Luke is qualified to serve on our board of directors based on the perspective he brings as our Founder and Chief Executive Officer, and due to his extensive operational and historical expertise and experience in the technology industry.
Ming-Shan Lee (Sam) has served on our board of directors since November 2019. Mr. Lee is the founder of MagiCapital Management Ltd. and has served as its Chief Executive Officer since 2011. He is a seasoned private equity investor with over 20 years of experience, starting his professional career from a management trainee of Citi Bank, a subsidiary of Citigroup Inc. (NYSE: C), then the Vice President of Investment Banking of JP Morgan (NYSE: JPM), and the Executive Vice President and Head of International Business Development of Great China of Yuanta Securities, a subsidiary of Yuanta Financial Holding Co., Limited (TPE: 2885). Mr. Lee has served on the board of directors of Bafang Yunji International Co Ltd (TT: 2753) since 2013, Nien Made Enterprise Co., Ltd. (TT: 8464) since 2015, Epic Wise Ltd. since 2017, DFI Inc (TT: 2397) since March 2020, ILI Technology Corp, a subsidiary of MediaTek Inc. (TPE: 2454) since December 2020 and Shanghai Huamer Foods, Co., Ltd since July 2020. Mr. Lee holds a B.A. in Business from Soochow University and a M.B.A. from National Chengchi University.
Each director will be re-elected by an affirmative vote of a majority of not less than two-thirds of the votes of the holders of ordinary shares present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the AGM.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1 and 2, THE RE-ELECTION OF THE NOMINEES NAMED ABOVE.

Exhibit 99.3
PROPOSAL 3
Amendment of the M&A
Article 83 of the M&A contain clerical errors, as references in Article 83 to Article 84 of the M&A should have been made to Article 85 instead. Proposal 3 is to correct such clerical errors.
The affirmative vote of a majority of not less than two-thirds of the votes of the holders of ordinary shares present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the AGM will be required to approve this proposal.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, THE AMENDMENT OF THE M&A.
PROPOSAL 4
Adjournment of the AGM to Solicit Additional Proxies, If Necessary
Proposal 4 would allow the chairman of the AGM to adjourn the AGM, if necessary, to solicit additional proxies if there are insufficient votes at the time of the AGM to approve any of the resolutions to be considered and passed at the AGM.
The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the AGM will be required to approve this proposal.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, FILINGS WITH THE REGISTRAR OF COMPANIES.
PROPOSAL 5
Authorization of Directors and Officers
Proposal 5 is a general power to be granted to directors and officers to take any and every action that might be necessary to effect the matters in Proposals 1 to 4 as such director or officer, in his or her absolute discretion, thinks fit.
The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the AGM will be required to approve this proposal.

Exhibit 99.3
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 5, THE AUTHORIZATION OF DIRECTORS AND OFFICERS.
OTHER MATTERS
We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,
Hok-Sum Horace Luke
Chairman of the Board and Chief Executive Officer
May 10, 2023